November 15, 2024

Xiaohang Wang
Chief Executive Officer
Bodhi Tree Biotechnology Inc
4125 Blackhawk Plaza Circle, Suite 172
Danville, CA 94506

       Re: Bodhi Tree Biotechnology Inc
           Draft Registration Statement on Form S-1
           Submitted October 21, 2024
           CIK No. 0002041531
Dear Xiaohang Wang:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise the cover page to state the offering price of the securities. See
       Item 501(b)(3) of Regulation S-K.
2. Please clarify whether having a market maker file an application with FINRA for your common stock to be eligible for quotation on the Over the Counter Bulletin Board is contingent to the completion of the offering.
Prospectus Summary, page 1

3. Please expand your disclosure to provide a brief overview of the key aspects of the offering, including details regarding the private placement which was completed on
       August 29, 2024. See the Instruction to Item 503(a) of Regulation S-K. November 15, 2024
Page 2

Risk Factors
Risks Related to Our Common Stock, page 11

4. We note disclosure that your certificate of incorporation will specify that the Court of
       Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against you by stockholders. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange
       Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the
       Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities
       Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your risk factors to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Determination of Offering Price, page 19

5. Please revise this section to include disclosure that describes the various factors considered in determining the initial offering price. For instance, clarify how the fixed price of $0.12 was determined based upon the purchase price per share of your common stock in the Offering which was completed on August 29, 2024. See
       Item 505(a) of Regulation S-K.
Description of Business, page 22

6. We note disclosure elsewhere in your prospectus that you operate in a regulated environment with constantly evolving legal and regulatory frameworks. Please revise your disclosure to detail the effect of any existing or probable governmental regulations on the business. If the Company needs governmental approval of the principal products or services, please also disclose such here. If you require governmental approval and have not yet received said approval, please detail the status of the approval within the process. See Items 101(h)(4)(viii) and
(ix),
       respectively.
7. You disclose that you are led by a proven and experienced executive management team. Please provide qualifying disclosure on whether your executive management team has any experience managing a public company. If not, please provide this disclosure here and in your risk factors.
8. You state on page 37 that none of the selling shareholders nor any of their respective affiliates have held a position or office, or had any other material relationship, with you or any of your predecessors or affiliates. If you have either predecessors or affiliates, please revise this section to detail the corporate history of the Company.
 November 15, 2024
Page 3
9. Please expand your disclosure regarding how your business functions. For example, you provide you have zero full time employees. Please detail whether you contract out to design vegetarian recipes, and how the process of ordering functions for consumers.
       Detail whether your customer base is primarily individuals, restaurants, other businesses, or a combination. Additionally, please detail whether this is a subscription-based business, or whether customers are expected to purchase individual menus or recipes. If you are focused on a geographic region, or a particular demographic of customers, please describe such here. If you have not yet determined a particular subscription process or intended business model, please provide so here, and revise your risk factors accordingly. Refer to Item 101(h) of Regulation S-K.
Our Development Plan, page 24

10. Please revise this section to more clearly identify your current principal business and operations versus your intended future operations. Your disclosure should clearly state the current status of your principal products and services, the steps and costs necessary to introduce each product to market and your anticipated timeline. Refer to Item 101(h) of Regulation S-K.
Intellectual Property, page 25

11. We note you are in the process of applying for your trademarks in the United States.
       Please revise your disclosure to detail any updates to the application process and to state the expected duration of any trademarks once received. Refer to Item 101(h)(4)(vii) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Capital Resources and Going Concern, page 28

12. Please expand your disclosure detailing the Company's ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in both the short-term and long-term. Additionally, detail the Company 's material cash requirements and any material trends, favorable or unfavorable in the Company's capital resources. See Item 303 of Regulation S-K.
Selling Stockholders, page 37

13. You provide that none of the selling shareholders nor any of their respective affiliates have held a position or office, or had any other material relationship with you or any of your predecessors or affiliates. However, it appears Mr. Jonathan Ginsberg is currently a Director of the Company. Please revise or advise.
Plan of Distribution, page 39

14. We note your disclosure that you hope to have a market maker file an application with
       FINRA for your common stock to be eligible for trading on the Over the Counter
       Bulletin Board. Please revise here and throughout to clarify that the OTC Bulletin
       Board is a quotation service, not an issuer listing service, market or exchange, and that a market maker, not the company, must file an application to have the
company   s
       common stock quoted on the OTC Bulletin Board. Discuss the likelihood that the company will be successful in securing a market maker to do so.
 November 15, 2024
Page 4
15. Please provide if the Company has determined to use reasonable efforts to keep the registration statement effective for sufficient time for the identified shareholders to sell.
16. We note your disclosure that your selling securityholders may sell their securities using any method permitted under applicable law. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.
       Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
General

17. We note from your biographies at page 29 that certain of your executives appear to potentially be located in China. If so, please revise your prospectus to include a section regarding the enforceability of civil liabilities and a related risk factor. In addition to discussing the limitations on investors' ability to effect service of process and enforce civil liabilities in China as well as the lack of reciprocity and treaties, please also address the associated costs and time constraints.
18. Please provide us with an analysis of your basis for determining that it is appropriate to characterize this transaction as a secondary offering, rather than an indirect primary offering, under Securities Act Rule 415(a)(1)(i). For guidance, please see Question
       612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

        Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Cassi Olsen